UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*


                      PIRANHA INTERACTIVE PUBLISHING, INC.
                      ------------------------------------
                                (Name of Issuer)



                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)



                                  724251 10 3
                                 --------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
---------------------                                          -----------------
CUSIP NO. 724251 10 3                                          PAGE 2 OF 6 PAGES
---------------------                                          -----------------


1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    DOUGLAS M. BRANNAN
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
              5   SOLE VOTING POWER
                  0
  NUMBER OF   ------------------------------------------------------------------
   SHARES     6   SHARED VOTING POWER
BENEFICIALLY      173,055
  OWNED BY    ------------------------------------------------------------------
    EACH      7   SOLE DISPOSITIVE POWER
  REPORTING       173,055
   PERSON     ------------------------------------------------------------------
    WITH      8   SHARED DISPOSITIVE POWER
                  0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    173,055
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.4%, based upon 3,200,000 shares outstanding at 12/31/97.
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A)   NAME OF ISSUER:

            Piranha Interactive Publishing, Inc.

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1839 West Drake, Suite B, Tempe, Arizona 85283

ITEM 2(A)   NAME OF PERSON FILING:

            Douglas M. Brannan

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            See Item 1(b)

ITEM 2(C)   CITIZENSHIP:

            U.S.A.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E)   CUSIP NUMBER:

            724251 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            (a) / / Broker or Dealer registered under Section 15 of the Act
            (b) / / Bank as defined in Section 3(a)(6) of the Act
            (c) / / Insurance Company as defined in Section 3(a)(19) of the Act
            (d) / / Investment Company registered under Section 8 of the
                    Investment Company Act
            (e) / / Investment  Adviser  registered  under  Section  203  of the
                    Investment Advisers Act of 1940
            (f) / / Employee Benefit Plan, Pension  Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
            (g) / / Parent Holding Company, in accordance with ss.240.13d-1(b)
                    (1)(ii)(G) (NOTE: See Item 7)
            (h) / / Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP.

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                                Page 3 of 6 Pages

     (A)    AMOUNT BENEFICIALLY OWNED:

            173,055

     (B)    PERCENT OF CLASS:

            5.4%

     (C)    NUMBER OF SHARES AS TO WHICH EACH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote:
                  0

            (ii)  shared power to vote or to direct the vote:
                  173,055

            (iii) sole power to dispose or to direct the disposition of:
                  173,055

            (iv)  shared power to dispose or to direct the disposition of:
                  0
Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A

                                Page 4 of 6 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A

                                Page 5 of 6 Pages

ITEM 10.    CERTIFICATION

            The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             February 13, 1998
                                             -----------------------------------
                                             Date


                                             /s/ Douglas M. Brannan
                                             -----------------------------------
                                             Signature


                                             Douglas M. Brannan
                                             -----------------------------------
                                             Name/Title



                                Page 6 of 6 Pages